RALLY

Bill of Sale

As of April 6, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#96KOBE2
Description:	1996 Topps Chrome Refractor #138 Kobe Bryant Rookie Card graded PSA GEM MT 10
Total Acquisition Cost:	$ 240,000.00
Consideration: Cash (%) Equity (%) Total	$ 240,000.00 (100%) $ 0 (0%) $ 240,000.00 (100%)